Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

April 27, 2010

VIA EDGAR

Re:	Chimera Investment Corporation Form 10-K for the fiscal year ended December 31, 2009 File No. 001-33796

Dear Ms. LaMothe:

On behalf of Chimera Investment Corporation (“we” or the “Company”), set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated April 7, 2010 with respect to the Company’s Form 10-K (“10-K”) for the fiscal year ended December 31, 2009.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

Residential Mortgage-Backed Securities, pages 66-69

1.
From your disclosures on page 66, we note that since December 31, 2008, there has been a shift in the credit ratings of your RMBS investments from AAA rated investments to those rated Below B or not rated.  Please tell us and consider expanding disclosures in future filings to discuss the factors that have contributed to this shift and its impact on your current and future operations.  Your discussion should also include how these lower credit ratings impacted your assessment of other than temporary impairment in your RMBS investments portfolio.

Response

The Company is a specialty finance real estate investment trust (“REIT”) that invests largely in non-Agency and Agency residential mortgage-backed securities (“RMBS”).  The Company’s investment guidelines place no restrictions on the credit rating of the assets the Company is able to hold in its portfolio.  Rather, as our portfolio is most heavily weighted to contain RMBS with credit risk, we choose assets for the portfolio after we carefully evaluate each investment’s risk profile, and given the overall performance of rated securities over the last few years, we do not place undue reliance on the investment’s rating.

As discussed below, the shift in the credit ratings of the securities in our portfolio is largely attributable to the types of securities we purchased with new capital we raised in 2009, to our resecuritization transactions and, to a lesser extent, rating downgrades on assets purchased prior to December 31, 2008.

During the year ended December 31, 2009, the Company completed two secondary offerings of common stock that raised approximately $1.5 billion, which nearly tripled the size of the Company.  We invested the proceeds from those offerings largely in non-Agency RMBS rated below AAA which resulted in an increase of $1.8 billion in fair value in the non-Agency portfolio as shown in our Consolidated Statements of Financial Condition comparing the years ended December 31, 2008 and 2009.  During 2009, we purchased $942 million in senior rated non-Agency securities, none of which were AAA rated at the time of purchase.  As we have previously described, the Company chooses assets after carefully evaluating the collateral underlying the investments, without placing undue reliance on the investments rating.  The shift in the weighted average ratings in the portfolio is primarily due to the addition of securities not rated AAA, rather than a decline in the ratings of the securities in the portfolio.

We engaged in three non-Agency re-securitization transactions in 2009.  In these transactions, we deposited $3.5 billion in largely senior rated securities in securitization trusts.  We sold $1.5 billion of the senior AAA bonds issued by these trusts, and retained $1.6 billion of the subordinate bonds and $400 million of senior AAA bonds issued by these trusts.  While these transactions still expose us to the performance of the underlying bonds we placed in the trusts, the subordinate bonds we retained increased the unrated portion of our non-Agency RMBS.

The portfolio experienced rating downgrades on the securities that were rated AAA when we purchased them.  At December 31, 2009, assets held in the portfolio that were purchased during the years ended December 31, 2008 and December 31, 2007 were approximately $499 million in fair value.  The majority of these assets were purchased with AAA ratings.  Of the $499 million in legacy assets, $475 million had been downgrade largely to between BBB and CCC-.  As stated above, the Company does not place undue reliance on to credit ratings; rather we conduct our own diligence on the collateral underlying the RMBS.

The Company evaluates its investments quarterly for other-than-temporary impairment pursuant to ASC 320.  Using this guidance, the Company determines whether an investment is impaired, whether the impairment is other-than-temporary, and recognizes any other-than-temporary impairment.  As discussed, the Company is under no investment mandate with regard to the credit rating of its investments.  Thus a change in credit ratings of any investment is not a trigger for selling an investment or determining that an investment is impaired, but is one metric in the Company’s analysis.  The Company chooses assets based on expected credit performance until the assets’ maturity.  Deterioration of the actual performance of the investment versus expected performance of the investment at the purchase date would be a strong negative indicator for other-than-temporary impairment. The Company evaluates the expected performance of each investment that is impaired quarterly and compares that expectation to the amortized cost of the investment.  If the expected future performance of an investment deteriorates to such an extent that the Company does not expect to be able to recover its entire amortized cost, an other-than-temporary impairment is deemed to exist and is recorded.

Financial Statements and Notes

Note 3 – Mortgage-Backed Securities, pages F-14 -  F-18

2.
Please tell us what consideration was given to providing additional information regarding the nature and type of assets underlying your RMBS portfolio.  This information can include the type of loans (sub-prime, Alt-A, or home equity lines of credit), the years of issuance (vintage), and any change or potential changes to the credit ratings of your securities.

Response

The Company will increase the disclosure of the characteristics of its RMBS portfolio in future filings to more fully describe the underlying collateral.  Increased disclosure will indicate that at December 31, 2009 approximately 89% of the non-Agency RMBS are collateralized by what the Company classifies as Alt-A first lien mortgages.  The Company categorizes collateral as Alt-A regardless of whether the loans were originally described as “prime” if the behavior of the collateral when we purchase the security more typically resembles Alt-A.  The Company defines Alt-A collateral characteristics to be when the 60+ day delinquency bucket of the pool is greater than 5% and weighted average FICO scores are greater than 650 at origination.  A summary of the vintage of the underlying collateral will also be included in the discussion of the RMBS portfolio.  The Company will also disclose any changes or potential changes to the credit ratings of our securities.

3.
Please tell us and expand future filings to provide a narrative that provides sufficient information to allow financial statement users to understand the quantitative disclosures provided and the information that you considered (both positive and negative) in reaching the conclusion that the impairment or impairments are not other than temporary.  Reference is made to paragraph 320-10-50-6b of the FASB Accounting Standards Codification.

Response

The Company evaluates each investment that is in an unrealized loss position for other-than-temporary impairment each quarter.  The Company first considers the length of time and extent of impairment on each security.  An examination of the intent to sell the security, whether it will more likely than not be required to sell the security, and the ability to hold the security until recovery of the amortized cost is then considered as a condition requiring other-than-temporary impairment.  Lastly, the Company evaluates expected future cashflows on the investment to determine if recovery of the entire amortized cost of the security is expected at the evaluation date.  An other-than-temporary impairment is recorded if the investment is not expected to be held for a period of time sufficient to recover the amortized cost or if the expected future cash flows of the investment are below the amortized cost.

The Agency RMBS assets in an unrealized loss position are not subject to credit impairment as the principal repayment is guaranteed by either the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation.  The $2.2 million unrealized loss is related to seven securities held in the portfolio for less than 12 months.  The unrealized loss is equal to 0.33% of the amortized cost of the investments.

The non-Agency RMBS assets in an unrealized loss position are composed of investments collateralized by Alt-A first lien mortgages.  Of the $268 million in unrealized losses, $157 million is related to securities that have been in a continuous unrealized loss position for greater than 12 months, 97% of which is associated with seven securities held in the portfolio since prior to March 31, 2008.   The unrealized loss is equal to 25% of the amortized cost of the investments.  The Company evaluated expected future cashflows on all non-Agency securities in an unrealized loss position.  In estimating future cash flows, the Company evaluated the non-Agency RMBS for other-than-temporary impairment by considering delinquencies, credit losses, loss severities, prepayment speeds, geographic data, borrower characteristics, loan to value ratios, seasoning and credit support in conjunction with broader macroeconomic expectations such as home price depreciation, expectations of future delinquencies and loss severities and the ability of the borrow to refinance or modify their loans.  Having considered these factors, although the security may have been in an unrealized loss position, the Company determined that these factors did not indicate an other-than-temporary impairment of the securities.   These seven securities are performing in line with our expectation at the time of their purchase, have expected future cash flows in excess of their amortized cost, but have had significant market value declines consistent with similar asset classes as a result of the credit crisis.  Because these seven securities are performing as expected with regard to credit performance, and because the Company does not have the intent to sell the investments, is able to hold them until maturity and does not foresee the inability to hold the investments until recovery, no other-than-temporary impairment was recorded.

The non-Agency RMBS assets in an unrealized loss position for less than 12 months have been evaluated for other-than-temporary impairment with the same rigor as those in a continuous loss position greater than 12 months.  Of the remaining $110 million of unrealized losses, $63 million is related to 24 securities with unrealized losses greater than 20% below their amortized cost.  Four of these 24 securities recorded an other-than-temporary impairment totaling $4.1 million since being added to the portfolio.  Two of the four securities are owner trust certificates and as such are in a first loss position.  The evaluation of the remaining securities in an unrealized loss position does not indicate a requirement for other-than-temporary impairment because the expected future cashflows exceed the amortized cost of the investments and because the Company has both the intent and ability to hold the securities, and the Company does not foresee the inability to hold the investments until recovery.

4.
We note you recorded a $10 million other-than-temporary credit impairment during the year, which is determined as the excess of amortized cost over the present value of its expected future cash flows.  Please tell us and expand future filings to discuss the significant inputs used to measure the amount related to credit loss.  In addition, tell us what consideration was given to disclosing a tabular roll-forward of the amount related to credit losses recognized in earnings.  Reference is made to paragraphs 320-10-50-8A and 8B of the FASB Accounting Standards Codification.

Response

When evaluating a security for other-than-temporary credit impairment the Company takes into consideration such factors related to the specific security such as the delinquency pipeline, actual credit losses, severity of losses, prepayment speeds, geographic data, borrower characteristics, loan to value ratios at origination, seasoning, and credit support.  In addition, the Company applies broader macroeconomic expectations such as expected home price depreciation, expectations for delinquencies and loss severities, the ability for the borrower to refinance or modify loans, and prepayment expectations.  In future filings the Company will include a tabular roll-forward of the amount related to credit losses included in earnings and more expansively describe the characteristics of the investments for which a credit related other-than-temporary impairment is recorded.

5.
From your disclosures on page F-12, we note that you recorded approximately $98.1 million in GAAP gains on sales of assets related to the re-securitizations undertaken in 2009.  Please clarify where this gain has been reflected on your statement of operations.  In addition, please reconcile this amount to your disclosures regarding your re-securitizations located on page F-17 and tell us how your disclosures regarding the re-securitization transactions complied with paragraphs 860-20-50-8 and 9 of the FASB Accounting Standards Codification.

Response

The Company recorded $103.6 million in realized gains in the Consolidated Statement of Operations during the year ended December 31, 2009.  Those gains included $98.1 million of realized gains from sales of senior bonds issued from the re-securitization transactions completed by the Company during the year.  The GAAP gain recorded on sale of tranches of re-securitized assets is included in Consolidated Statement of Operations as “Realized gains (losses) on sales of investments, net.”

The re-securitization transactions completed during 2009 were accounted for as sales.  In each of these transactions, the assets were legally isolated in trusts, there were no restrictions placed on the transferee to pledge or exchange the assets, and the Company surrendered effective control over the transferred assets.  In each transaction, the Company allocated the cost basis of the assets transferred to the trusts to the newly issued certificates based on the relative fair value of each new tranche issued in the trusts.  The Company has no continuing involvement with the transferred financial assets except for the beneficial interests it retained, largely composed of the subordinate bonds and owner trust certificates, in each transaction.  In its quarterly or annual reports following the period in which each transaction closed, the Company disclosed the transfer of assets to the trusts, the sales of senior tranches on the closing date, the certificates sold to third parties, the certificates retained by the Company, and any gain on the sales of senior bonds.  Assets retained in each transaction were recorded in the Company’s Consolidated Statement of Financial Condition as “Non-Agency Mortgage-Backed Securities, at fair value” and subsequently measured and reported in accordance with the Company’s policies for the asset class.

Due to the application of ASC 810, future filings will reflect the consolidation of these transactions as of January 1, 2010.   The Company will broaden its narrative disclosure to provide additional information for investors regarding these transactions.

*           *           *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated April 7, 2010 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/A. Alexandra Denahan

A. Alexandra Denahan
Chief Financial Officer

CC:	R. Nicholas Singh, Esq. Fixed Income Discount Advisory Company